[Avanir letterhead]
Gregory P. Hanson
Vice President and
Chief Accounting Officer
SENT VIA FACSIMILE AND VIA EDGAR
July 26, 2006
Jim Atkinson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 03-09
Washington, D.C. 20549

Re:	Avanir Pharmaceuticals
Form 10-K for the fiscal year ended September 30, 2005
File No. 001-15803
Dear Mr. Atkinson:
          We would like to thank you and your colleagues for taking the time to speak with us on July 19 about the accounting treatment for our Research Collaboration and License Agreement (the “Agreement”) with AstraZeneca U.K. Limited (“AstraZeneca”). We appreciate the opportunity to answer your questions and present additional information about the Agreement. To that end, this letter summarizes some of the more salient points that we discussed on the call and identifies certain contract provisions that may be relevant to your analysis of the Agreement in accordance with EITF 00-21.
          As we discussed, Avanir licensed to AstraZeneca all rights to certain anti-cholesterol compounds in exchange for an upfront payment and potential milestone and royalty payments if the compound is successfully developed into a marketable drug and commercialized. As the exclusive licensee of the compound, AstraZeneca controls all aspects of the compound’s development and is solely responsible for ongoing development costs and efforts. Avanir is not obligated to, and does not, take part in the ongoing development of the compound.
          At the same time, AstraZeneca agreed to pay Avanir for certain research services. The research services that Avanir provides to AstraZeneca under the Agreement are specific projects assigned to it by the Research Collaboration Management Committee (the “RCMC”), a joint committee composed of Avanir and AstraZeneca representatives. Although the RCMC is jointly managed by Avanir and AstraZeneca, the Agreement provides that disputes arising within the

RCMC are to be directed to higher levels of review and that if the dispute remains intractable, then “the dispute shall be resolved in accordance with AstraZeneca’s position.” (Section 6.2.4 of the Agreement) Accordingly, AstraZeneca exercises ultimate control over the RCMC and thus the research services that Avanir provides under the Agreement. That is, Avanir’s research activities and efforts under the Agreement are effectively directed by AstraZeneca.
          Since the execution of the Agreement, AstraZeneca (acting through the RCMC) has directed Avanir to focus its research services on the discovery and development of a unique assay that could be used as a tool by AstraZeneca to screen additional compounds for the same therapeutic target. Such an assay would represent a potentially useful new test for examining and determining desirable characteristics of molecules that mimic apolipoproteins (human proteins that combine with a lipid) and that aid in the process of reverse cholesterol transport. If such an assay is discovered, Avanir believes it may help AstraZeneca screen and identify other compounds that could be developed and ultimately commercialized. However, the assay is not necessary to the successful development of the licensed compound and Avanir’s rights to any future milestone and royalty payments under the Agreement are not tied to the development of the assay or to the general success of any research services provided by Avanir.
          If AstraZeneca wished to, it could scale back the number of Avanir FTE’s providing the research services (subject to certain minimum levels set forth in the contract) or simply terminate the research services altogether upon providing Avanir with a lump-sum termination payment specified in the Agreement. (Section 21.3 of the Agreement) As we discussed, we did not incorporate a provision for Avanir to cancel the research collaboration because it was Avanir that sought to add the collaboration element to the Agreement. In the event of a reduction in, or termination of, the research services to be provided under the Agreement, we have been advised by outside legal counsel that none of the following other rights and obligations under the Agreement would be affected: (a) the license grant to AstraZeneca under the Agreement, (b) Avanir’s right to keep the license fees already received from AstraZeneca, or (c) the milestone and royalty payments that Avanir would be entitled to receive under the Agreement if the licensed compounds are successfully developed and commercialized.
          With regard to the value of Avanir’s research services provided to AstraZeneca under the Agreement, we believe that the rate payable per FTE is consistent with average rates charged by contract research organizations (“CROs”) and other similar service providers in the biopharmaceutical industry. To support this belief, Avanir has reviewed the rates that it has paid to third party CROs for similar development services, including Rhodia Pharma Solutions, MCR Research, Cambridge Major Labs and PPD, Inc., among others. Based on these data, we have concluded that the rate paid by AstraZeneca is consistent with industry rates. Additionally, we note that the FTE rate payable by AstraZeneca is the same as the FTE rate payable by Novartis International Pharmaceutical Ltd. in similar arrangements. Finally, the FTE rate payable by AstraZeneca for other consulting services that Avanir may provide to AstraZeneca from time to time (outside of the required research collaboration provisions in the Agreement) will be billed by Avanir at the same rate.

          In light of the aforementioned facts and further discussion in our conference call on July 19, 2006, Avanir has concluded that, in accordance with EITF 00-21 that:
a.	The delivered items have value to the customer on a standalone basis;

b.	There is objective and reliable evidence of the fair value of the undelivered items as shown in the attachment; and

c.	The arrangement does not include a general right of return relative to the delivered items.
Based on the nature of the research services and the severability of the license grant and the research services performed under the Agreement, we believe that there are in fact separate units of accounting for each of the license and the research services.
          If you have any additional questions regarding the Agreement or if you require additional information, please feel free to call me at (858) 622-5201. Thank you once again for your assistance in reviewing this matter.

Sincerely,

/s/ Gregory P. Hanson

Gregory P. Hanson
Vice President and Chief Accounting Officer

cc:	Stephen G. Austin, CPA, Audit Committee Chairman, Avanir Pharmaceuticals
Michael Puntoriero, Senior Vice President and CFO, Avanir Pharmaceuticals
Helen Adams, CPA, Deloitte & Touche LLP
Ryan Murr, Esq., Heller Ehrman LLP

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